ASBURY AUTOMOTIVE GROUP, INC.

2905 Premiere Parkway, Suite 300

Duluth, GA 30097

October 17, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Robert Shapiro

   Mr. Doug Jones

RE:	Asbury Automotive Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Form 8-K Furnished August 2, 2024

Dear Mr. Shapiro and Mr. Jones:

We have reviewed the comment in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 7, 2024 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (our “Quarterly Report”), and Current Report on Form 8-K Furnished August 2, 2024 (our “Form 8-K”). Our response is set forth below. For your convenience, we have included the text of your comment in bold prior to our related response. References to the “Company,” “we,” “us” and “our” refer to Asbury Automotive Group, Inc., a Delaware corporation.

Form 8-K Furnished August 2, 2024

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CDK Outage, page 15

1. Refer to your response to prior comment 1 that you believe the impact of the CDK Global cyber incident was not material to your operations and otherwise did not require further disclosure in the Form 10-Q beyond what was disclosed. The negative impact to your earnings per share for the quarter ended June 30, 2024 of $.95 to $1.15 per diluted share disclosed in your earnings release for the second quarter of fiscal 2024 appears material in that it represented 68% to 83% of your reported diluted per share amount for the quarter. We note numerous references in the June 30, 2024 Form 10-Q to the negative impact of the CDK incident and reference to higher accounts payable and floor plan payable balances impacting operating cash flow for the period. To the extent the CDK cyber incident is cited as a factor affecting results of operations and operating cash flows between periods, please quantify the impact so investors may understand its magnitude and relative impact. Refer to section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting Releases) for guidance.

The Company respectfully acknowledges the Staff’s comment and intends to include the following disclosure in the Overview section of MD&A in the Company’s Form 10-Q for the quarter ended September 30, 2024 (bolded items reflect changes from the Form 10-Q for the quarter ended June 30, 2024):

“CDK Outage

During June 2024, one of the Company’s vendors (CDK Global) experienced a cyber-incident impacting certain services provided to the Company and many other automotive retailers, including the Company’s sales, service, inventory, customer relationship management, and accounting functions. Upon discovery of the incident, we took immediate precautionary steps to protect our systems. Beginning on June 19, 2024, the outage affected all Asbury locations, with the exception of our Koons stores which utilize a different dealer management system. All functions of CDK were not fully restored for us until July 8, 2024, with other plug-ins and bolt-on applications coming back online in the weeks thereafter.

The CDK outage had a negative impact on our financial results during the quarter ended June 30, 2024 as a result of fewer new and used vehicle sales, which also impacted our F&I business, a reduction in parts and service volumes and certain incremental expenses related to our recovery efforts. We estimated the earnings per share for the quarter ended June 30, 2024 was negatively impacted between $0.95 and $1.15 per diluted share, without taking into account any potential recoveries related to the incident. The CDK Global cyber incident is not expected to continue to impact the Company’s operations and results in future periods.

We have cybersecurity insurance coverage of $15.0 million, with a $2.5 million deductible. The likelihood and timing of recovering some portion of our losses through insurance or other recoveries is difficult to predict. The insurance recoveries we receive, if any, may not occur for several quarters or longer.”

More specifically, with respect to the disclosure of higher than expected accounts payable and floor plan payable balances as of June 30, 2024, we do not intend to provide more detailed, quantitative disclosure in our Form 10-Q for the quarter ended September 30, 2024 since such balances were paid in a very short time period following the balance sheet date, such that a disclosure would not be meaningful to our year-to-date cash flows and liquidity. However, the Company respectfully acknowledges the Staff’s comment, and when significant or unusual items occur in the future that affect the Company’s results of operations and cash flows, the Company intends to include appropriate quantitative disclosures regarding the impact of such item(s) in the applicable filing as available.

Notwithstanding the aforementioned planned disclosure in our Form 10-Q for the quarter ended September 30, 2024, we believe that the estimated impacts of the CDK cyber incident on the Company’s financial results for the quarter ended June 30, 2024 were not material taking into consideration both quantitative and qualitative factors.

In connection with our above response, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosures in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (770) 418-8206 or via email at mwelch@asburyauto.com.

Respectfully,

/s/ Michael D. Welch
Michael D. Welch Senior Vice President and Chief Financial Officer

cc:

David W. Hult, Chief Executive Officer, President and Director

Maureen F. Morrison, Director and Chair of the Audit Committee

Nathan Briesemeister, Vice President, Chief Accounting Officer and Controller

Dean Calloway, Senior Vice President, General Counsel and Secretary

Joel T. May, Jones Day